DELAY OF REGISTRATION STATEMENT ON FORM S-1

Hooper Holmes, Inc.
560 N. Rogers Road
Olathe, KS 66062
(913) 764-1045
December 21, 2017

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:    Hooper Holmes, Inc.
Registration Statement on Form S-1 (File No. 333-222205)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-222205) filed with the Securities and Exchange Commission by Hooper Holmes, Inc. (the “Company”) on December 21, 2017 (the “Registration Statement”). Pursuant to Rule 473(c) under the Securities Act of 1933, as amended, the Company is hereby filing the following delaying amendment, which is hereby incorporated onto the cover page of the Registration Statement:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to Section 8(a), may determine.

If you have any follow-up questions or concerns, feel free to contact me directly at 913-764-1045.

Sincerely,

Hooper Holmes, Inc.

By: /s/ Kevin Johnson
Kevin Johnson
Its Chief Financial Officer